SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1 )


                         FALCON RIDGE DEVELOPMENT, INC.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   306076 10 0
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                                 (CUSIP Number)


                                  July 6, 2005
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             (Date of Event which Requires Filing of this Statement)


                                 Fred M. Montano
                          5111 Juan Tabo Boulevard N.E.
                          Albuquerque, New Mexico 87111
                                 (505) 856-6043
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.306076 10 0                                                      Page 2


________________________________________________________________________________

1    NAME OF REPORTING PERSONS

     Fred M. Montano

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     N/A
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________

3    SEC USE ONLY


________________________________________________________________________________

4    SOURCE OF FUNDS*

     SC

________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         282,437,267

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    86,636,881
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         282,437,267

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    86,636,881

________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     369,074,148

________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49%

________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.306076 10 0                                                      Page 3


________________________________________________________________________________

Item 1.   Security and Issuer.

          The class of equity security to which this statement relates is the Common Stock, $0.001 par value (the "Common Stock"), of Falcon Ridge Development, Inc., a Nevada corporation (the "Company"), formerly known as "PocketSpec Technologies, Inc." The address of the principal executive office of the Company is 5111 Juan Tabo Boulevard, Albuquerque, New Mexico 87111.

________________________________________________________________________________

Item 2.  Identity and Background.

     (a)  This statement is being filed by Fred M. Montano.

     (b) Mr. Montano's business address is 5111 Juan Tabo Boulevard, Albuquerque, New Mexico 87111.

     (c) Mr. Montano's present occupation is chief executive officer of the Company and chairman of the Company's board of directors.

     (d) Mr. Montano has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Montano has not been a party to a civil proceeding in the last five years.

     (f)  Mr. Montano is a citizen of the United States.
________________________________________________________________________________

Item 3.   Source and Amount of Funds or Other Consideration.

          The Common Stock was acquired as consideration pursuant to an Acquisition Agreement between PocketSpec Technologies, Inc. and Spanish Trails, LLC. The surviving entity, PocketSpec Technologies, Inc., re-incorporated in Nevada on or about July 6, 2005 and changed its name to Falcon Ridge Development, Inc. The consideration used to acquire Common Stock in the transaction was limited liability company interests.
________________________________________________________________________________

Item 4.   Purpose of Transaction.

          The purpose of the transaction between PocketSpec Technologies, Inc. and Spanish Trails, LLC was to facilitate the acquisition of all outstanding interests of Spanish Trails, LLC. The acquisition was made for investment purposes.
________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     a) Mr. Montano has sole and record ownership of 282,437,267 shares of Common Stock. Mr. Montano and Karen Y. Duran are co-owners of Real Estate Services, Inc., which holds of record 45,574,674 shares of Common Stock. By virtue of his 50% ownership of Real Estate Services, Inc. and his position with it as an officer and director, Mr. Montano may be deemed to be the beneficial owner of all of the shares of Common Stock held of record by Real Estate Services, Inc. However, he expressly disclaims ownership of 50% of the shares of the Common Stock held of record by Real Estate Services, Inc. Mr. Montano and Ms. Duran are co-owners of Falcon Ridge Development, LLC, which holds of record 61,488,207 shares of Common Stock. Mr. Montano owns 51% of Falcon Ridge Development, LLC and expressly disclaims beneficial ownership of 49% of the shares of Common Stock owned of record by Falcon Ridge Development, LLC.

     (b) Fred M. Montano has the sole voting power and sole dispositive power with respect to 282,437,267 shares of Common Stock. Mr. Montano and Ms. Duran have shared power to vote and shared dispositive power as co-owners of Real Estate Services, Inc., a New Mexico corporation, which holds of record 45,574,674 shares of Common Stock, although Mr. Montano expressly disclaims beneficial ownership of 50% of the shares of Common Stock which are held of record by Real Estate Services, Inc. Mr. Montano and Ms. Duran have shared power to vote and shared dispositive power as co-owners of Falcon Ridge Development, LLC, a New Mexico limited liability company, which holds of record 61,488,207 shares of Common Stock.

     (c) On July 6, 2005, PocketSpec Technologies, Inc. and Spanish Trails, LLC effected an Acquisition Agreement, whereby PocketSpec Technologies, Inc. acquired all of the outstanding limited liability company membership interests of Spanish Trails, LLC. The acquisition was a stock for limited liability company interests acquisition in which the members of Spanish Trails, LLC acquired an aggregate of 614,882,069 shares of PocketSpec Technologies, Inc.

     (d) Mr. Montano affirms that no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held of record by Mr. Montano.

     (e)  Not applicable.
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No.306076 10 0                                                      Page 4


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, agreements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.
________________________________________________________________________________

Item 7.  Material to be Filed as Exhibits.


     Exhibit 2. PocketSpec Technologies, Inc and Spanish Trails, LLC Acquisition
                Agreement, dated July 6, 2005.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2006

                                                    FRED M. MONTANO

                                                    By:   /s/ Fred M. Montano
                                                         -----------------------
                                                    Name:  Fred M. Montano